Exhibit 99.2

Rights Offering to Holders of

Enersis S.A.

American Depositary Shares

February 26, 2013

To	Securities Dealers, Commercial Banks, Trust Companies and
Other Nominees which are holders of American Depositary Shares of
Enersis S.A. (CUSIP No. 29274F104)

On behalf of Enersis S.A. (“Enersis”), in connection with the offering by Enersis (i) to holders of shares of its common stock (“shares”) of rights to subscribe for new shares (the “share rights”), and (ii) to holders of its American Depositary Shares (the “ADSs”) of rights to subscribe for new ADSs (“ADS rights”), you are being requested to contact clients for whom you hold ADSs registered in your name, or in the name of your nominee, to obtain instructions with respect to the exercise or sale of their ADS rights. Enersis has made arrangements with Citibank, N.A., as ADS rights agent, to make available the ADS rights to holders of ADSs at 5:00 p.m. (New York City time) on February 25, 2013 (the “ADS record date”) upon the terms set forth in the Prospectus Supplement, dated February 25, 2013, to the Prospectus, dated February 25, 2013 (collectively, the “Prospectus”). Citibank, N.A. has been appointed as the ADS rights agent by Enersis. Your prompt attention is requested, as the ADS subscription period expires at 2:15 p.m. (New York City time) on March 21, 2013 (the “ADS rights expiration date”).

Enclosed you will find copies of the Prospectus and a form letter you can send to your clients who are beneficial owners of ADSs registered in your name, or in the name of your nominee. Enersis requests that you send the Prospectus, along with the client letter, to your clients who own ADSs as of the ADS record date.

The CUSIP No. for Enersis’s ADSs is 29274F104, which are quoted on The New York Stock Exchange under the symbol “ENI”. The CUSIP No. for the ADS rights is 29274F112 which will be quoted on The New York Stock Exchange under the symbol “ENI RT”. The Depository Trust Company (“DTC”) will be credited with the ADS rights on or about February 26, 2013.

ADS RIGHTS NOT EXERCISED PRIOR TO 2:15 P.M. (NEW YORK CITY TIME) ON MARCH 21, 2013 WILL BECOME VOID AND WILL HAVE NO FURTHER VALUE. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

For a complete description of the terms and conditions of the offering and the procedures for exercise or sale of ADS rights, please refer to the enclosed Prospectus. None of the terms hereof are intended to contradict or supersede the terms of the Prospectus. In the event of any inconsistency between the terms of the Prospectus and the terms hereof, the terms of the Prospectus shall govern. Any terms used but not defined herein shall have the meaning given to such terms in the Prospectus.

BROKER LETTER

Exercise of ADS Rights

Holders of ADSs will receive 0.504 ADS right for every ADS he/she held as of the ADS record date, subject to applicable law. One (1) ADS right will entitle the holder of such ADS right to purchase one (1) new ADS. To exercise ADS rights and to subscribe for any new ADSs, holders of ADSs rights must pay the ADS deposit amount of US$19.19 per subscribed new ADS (the “estimated ADS subscription payment”), which is the ADS subscription price of Ch$8,650 converted into U.S. dollars at the Observed Exchange Rate of Ch$473.18 per U.S. dollar for February 22, 2013 (the “estimated U.S. dollar subscription price”), plus an additional 5%, representing an allowance for potential fluctuations in the exchange rate between the Chilean peso and the U.S. dollar, ADS issuance fees of the depositary of US$0.10 per new ADS issued (equivalent to US$0.05 per ADS held), and certain taxes. The ADS rights agent will make the conversion from U.S. dollars into Chilean pesos to pay the subscription price for new ADSs (the “final ADS subscription price”) for which your ADS rights entitle you to subscribe in the ADS rights exercise period at any commercially practicable rate. If there is any excess in U.S. dollars as a result of this conversion, after deducting ADS issuance fees, currency conversion expenses and financial transaction taxes, the ADS rights agent will refund the amount of any excess in U.S. dollars promptly to the subscriber without interest. Please refer to the Prospectus for a description of the actions to be taken if the amount paid to subscribe each new ADS is insufficient to cover, or exceeds, the final ADS subscription price.

Exchange of ADS Rights for Share Rights

ADS rights may not be converted into share rights and share rights may not be converted into ADS rights.

Exercise through DTC

ADS rights received through DTC can only be exercised through the applicable DTC system. Payment for new ADSs subscribed must be received by the ADS rights agent via DTC prior to the expiration of the ADS subscription period. Any exercise of ADS rights is irrevocable and may not be cancelled or modified.

Unexercised ADS Rights

If ADS rights are not sold or exercised prior to the ADS rights expiration date, such ADS rights will become void and will have no further value. Accordingly, ADS rights holders will not receive any value or proceeds with respect to unexercised rights.

Sale of ADS Rights

The ADS rights agent will charge an ADS rights holder customary fees (US$0.10 per ADS right sold (equivalent to US$0.05 per ADS held)), taxes and expenses for selling ADS rights. The ADS rights will be admitted for trading on The New York Stock Exchange. If you or your customers wish to sell any ADS rights, you may instruct Citibank, N.A., in its capacity as ADS rights agent, to sell any such ADS rights by delivering the ADS rights via DTC to the ADS rights agent for such purpose at any time prior to 5:00 p.m. (New York City time) on March 13,

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2013. The proceeds of any ADS rights sold (after deduction of applicable fees of US$0.10 per ADS right sold (equivalent to US$0.05 per ADS held), taxes and expenses) will be sent to the holder of such ADS rights after the expiration of the ADS rights subscription period. The net sale proceeds that an ADS rights holder is entitled to for his/her ADS rights sold will be calculated on the basis of the number of ADS rights sold and the net weighted average sale price per ADS right for all ADS rights sold by the ADS rights agent during the ADS subscription period. Neither Enersis nor the ADS rights agent can guarantee the ability of the ADS rights agent to effectuate any such sale or the price at which any ADS rights will be sold.

Questions regarding the issuance of the ADS rights and the offer to subscribe for new ADSs should be directed to the bank and broker helpline at 1-888-750-5834. The Prospectus may only be delivered in compliance with the securities laws of the jurisdiction into which it is delivered.

Condition Precedent

The offering of shares rights (including ADS rights) is subject to the Condition Precedent that stockholders and third party purchasers make subscriptions and purchases of at least 3,169,224,294 shares, representing an amount sufficient to permit Endesa S.A. to exercise its rights to subscribe in full and, after such exercise, not own more than 65% of the outstanding capital stock of the Enersis. If this condition is not satisfied, Enersis will terminate the offering of share rights (including ADS rights), in which event share rights and ADS rights will become null and void and any estimated ADS subscription payment already tendered will be returned to you in U.S. dollars without interest.

Offers and Sales in Certain Jurisdictions

Investors should note that the offer, sale, exercise or acceptance of, or the subscription for, any of the securities described in the Prospectus to or by persons located or resident in jurisdictions other than Chile and the United States may be restricted or prohibited by the laws of the relevant jurisdiction. No ADS rights will be credited to any account, nor will any new ADSs or certificates evidencing such securities be delivered to investors in any jurisdiction in which it would be illegal to do so, or where doing so would trigger any prospectus, registration, filing or approval requirement or otherwise violate the securities laws of such jurisdictions or be prohibited. Enersis reserves absolute discretion in determining whether any holder of ADSs located or resident outside Chile and the United States may participate in this offering.

Each person who exercises, accepts, subscribes for or purchases any of the securities described in the Prospectus must do so in accordance with the restrictions set forth in the Prospectus.

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